UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

XY – the Findables Company

(Exact name of issuer as specified in its charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1133 Columbia Street #205

San Diego, California 92101

(Full mailing address of principal executive offices)

(619) 431-1567

(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

Item 1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of our company for the six months ended June 30, 2017. You should read this discussion together with the financial statements, related notes and other financial information included in this Semiannual Report on Form 1-SA. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Semiannual Report on Form 1-SA, and are based upon judgments concerning various factors that are beyond our control. These risks could cause our actual results to differ materially from any future performance suggested below.

General Overview

Our business is focused on creating products for consumers to use in their everyday life to help them locate, track and be notified of their belongings’ location. We compete in one of the fastest growing and dynamic industries that exist today - the Internet-of-Things (“IoT”). The Internet has changed many aspects of our lives and the marriage of GPS location devices with Internet and mobile Internet access for easy-to-use data display is bringing new capabilities to businesses and families.

XY – the Findables Company (the “Company” or “XY”) designs, develops, and sells commercial and consumer wearable Bluetooth and GPS tracking solutions that enhance the way people and things stay connected within our highly mobile society. Our products and services provide data intended to enhance safety, security, connectivity, operational savings, and coordination of mobile assets, as well as enhance managerial or parental decisions with respect to such mobile assets. Our consumer products are sold under the XY brand and include a downloadable smartphone application that allows users to synchronize the product to mobile devices such as smartphones and tablets. Customers can also use their web browser to access the app through their phone, tablet or computer.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience, performance metrics and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. We apply the following critical accounting policies in the preparation of our financial statements.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification 605 – Revenue Recognition, when (a) persuasive evidence of an arrangement exists, (b) the products or services have been provided to the customer, (c) the fee is fixed or determinable and (d) collectability is reasonably assured. In instances where the customer, at its discretion, has the right to reject the product or services prior to final acceptance, revenue is deferred until such acceptance occurs. Revenue from the sales of XY products is recognized upon shipment to website customers and upon delivery to retail stores distributors net of an allowance for estimated returns. The allowance for sales returns is estimated based on management’s judgment using historical experience and expectation of future conditions. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons.

Stock-Based/Unit-Based Compensation

We measure our employee stock-based/unit-based compensation expense as of the grant date, based on the estimated fair value of the award, and recognize it as an expense, net of estimated forfeitures, over the requisite service period. We amortize stock-based/unit-based compensation expense on a straight-line basis over the requisite service period for the entire award, which is generally four years; however, certain provisions in our equity incentive plan provide for shorter and longer vesting periods under certain circumstances.

We estimate the fair value of stock options, incentive units, warrants and other equity-based compensation using a Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the input of subjective assumptions, including the risk-free interest rate, the expected dividend yield of our common stock, the expected volatility of the price of our common stock and the expected term of the option. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future. See Note 9 to our Financial Statements included elsewhere in this Semiannual Report for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our employee unit-based compensation and warrants granted in 2017 and 2016.

To determine the fair value of our common stock underlying option grants our board of directors considered, among other things, input from management and a contemporaneous valuation of the Company prepared by Center Point Business Valuations, LLC, an independent valuation company based in San Diego. Our board of directors intended all options granted to be exercisable at a price per share not less than the per-share fair value of our common stock underlying those options on the date of grant.

In March and April 2017, our board of directors approved grants of options to purchase 140,000 shares of the Company’s class A common stock with an exercise price of $1.00 per share to two employees of the Company.

See Note 2 to our Financial Statements for additional information regarding our critical and significant accounting policies.

Recent Accounting Pronouncements

See Note 2 to our Financial Statements for information regarding recently issued accounting pronouncements.

Results of Operations for the Six Months Ended June 30, 2017 Compared to Six Months Ended June 30, 2016.

Revenues: We generated revenues of approximately $442,000 for the six months ended June 30, 2017, as compared with approximately $315,000 for the six months ended June 30, 2016, an increase of $127,000, or 40%. The increase is due to increased sales through our website, offset by lower sales through retail outlets and other distribution channels.

Cost of sales: Cost of sales was approximately $424,000 and $173,000 for the six months ended June 30, 2017 and 2016, respectively, representing 96% and 55% of revenues, respectively, an increase of $251,000. The increase relates to the increase in sales and the write off of our remaining inventory of XY2 Bluetooth Finders (“XY2”) and excess packaging in the amount of $154,000.

Gross Profit: Gross profit for the six months ended June 30, 2017 and 2016 was approximately $17,000 and $141,000 respectively, a decrease of $124,000. As a percentage of revenues, gross profit decreased from 45% to 4% from the six months ended June 30, 2016 to the six months ended June 30, 2017. This decrease is due to the reduced prices on the sale of our XY2 inventory and the write off of our remaining XY2 inventory and excess packaging.

Research and Development Expenses: Research and development expenses were approximately $163,000 and $268,000 for the six months ended June 30, 2017 and 2016, respectively. The decrease of $105,000 was primarily due to the larger share based compensation recorded in 2016.

Selling and Marketing Expenses: Selling and marketing expenses were approximately $874,000 and $513,000 for the six months ended June 30, 2017 and 2016, respectively. The increase of $361,000 was primarily due to the increase in online advertising of $304,000.

General and Administrative Expenses: General and administrative expenses were approximately $885,000 and $720,000 for the six months ended June 30, 2017 and 2016, respectively. The increase of $165,000 was primarily due to the increase in salaries of $132,000.

Financial Condition, Liquidity and Capital Resources

Our working deficiency was as follows:

	As of June 30, 2017		As of June 30, 2016
Current Assets	$	372,000	$	810,000
Current Liabilities		(1,173,000)		(464,000)

Net Working Deficiency	$	(801,000)	$	346,000

Our principal uses of cash have been primarily to fund operations.

Cash flow used in operations: Net cash used by operating activities was approximately $1,808,000 for the six months ended June 30, 2017, compared to cash used by operating activities of approximately $1,257,000 for the six months ended June 30, 2016, a year-to-year increase in the cash used by operating activities of $551,000. The increase in net cash used by operating activities was primarily driven by the increase in our net loss and the reduction of our accounts payable and accrued liabilities.

Cash flow used in investing activities: Our investing activities used cash of approximately $7,000 during the six months ended June 30, 2017 and $0 for the six months ended June 30, 2015 as a result of our property and equipment purchases.

Cash flow from financing activities: During the six months ended June 30, 2017, financing activities provided us approximately $1,787,000 in cash primarily attributable to loans from a lender and proceeds from our common stock offering. During the period ended June 30, 2016, financing activities provided us approximately $1,166,000 in cash primarily attributable to loans from our Chief Executive Officer.

Liquidity: During the six months ended June 30, 2017 and 2016, the Company incurred net losses of $2.0 million and $1.4 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with the development and launch of the Company’s products, consulting fees, selling and marketing expenses and general and administrative expenses. The Company expects to continue to incur operating losses for the next two years as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through the sale of stock and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

In August 2016 and June 2017, we entered into a note and warrant purchase agreement with one of our shareholders. The notes are in the amount of $150,000 and $80,000, earns interest at 8% per annum and matures in 2020 and 2021. The warrants issued in conjunction with these notes allow the shareholder to purchase up to 230,000 shares of the Company’s Class A common stock at $1.00 per share. In October 2016, we entered into a note agreement with Mr. Trouw in the amount of $120,000, which earns interest at 8% per annum and matures in 2020. As of June 30, 2017 and 2016, the loan payable balance was approximately $350,000 and $0, respectively, exclusive of any discounts.

In August 2016, we entered into a revolving line of credit with Wells Fargo, which allowed us to borrow up to $25,000 (the “Second Line of Credit,” and together with the Line of Credit, the “Lines of Credit”). This Line of Credit accrues interest at 0.99% during the first six months and then at an amount equal to the prime rate plus 8.0%. As of June 30, 2017, the Line of Credit balance was approximately $23,000 and the interest rate was 12.25%.

In February 2017, we entered into a secured credit agreement with certain lenders to borrow up to $1,500,000. As of June 2017, we borrowed $1,300,000 under this facility. Interest is at 15% for the first six months, increasing to 17.5% for the next six month and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued a warrant in conjunction with this borrowing to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share.

Capital

Between July 1 and August 31, 2017, the Company sold an additional 385,614 shares of its Class A common stock for net proceeds of approximately $385,614.

Off Balance Sheet Arrangements

As of June 30, 2017 and 2016, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Commitments

Our executive offices are located at 1133 Columbia Street, Suite 205, San Diego, California, for which we entered into a lease commencing in December 2013 and which expires in June 2019. The lease provided a rent abatement until September, 2014 and required monthly rental payments of $20,628 per month in 2015, $21,168 per month in 2016, $21,816 per month in 2017, $22,464 per month in 2018 and $23,112 per month thereafter. Please see the section entitled “Properties” in the second amended Preliminary Offering Circular previously filed with the Commission on September 21, 2016 (the “Offering Circular”) for more information about the Company’s currently-leased real property.

Trend Information

The Company has continued to concentrate on direct sales to consumers while selectively pursing retail opportunities. We intend to use the proceeds from our ongoing stock offering that commenced in September 2016 (the “Offering”) to improve our products (including our XY GPS and Bluetooth finders), expand our products’ presence in other geographic locations, increase our brand awareness and increase the sales force of internal and independent sales agents. We do not anticipate a need to raise additional funds in the next six months after the completion of the Offering; however, we will consider an additional offering or obtaining debt from outside investors or from related parties to accelerate our sales and development activities.

Item 2.

OTHER INFORMATION

None.

Item 3.

XY – THE FINDABLES COMPANY

Financial Statements

(Unaudited)

XY – the Findables Company

Balance Sheets

(Unaudited)

	June 30, 2017	December 31, 2016
Assets
Current assets:
Cash	$67,931	$96,030
Accounts receivable	17,898	188,041
Inventory	285,315	606,433
Prepaid expenses and other assets	516	52,727

Total current assets	371,660	943,231
Non-current assets:
Property and equipment, net	54,438	57,351
Other assets	71,412	61,239

Total non-current assets	125,850	118,590

Total assets	$497,510	$1,061,821

Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$779,846	$1,153,814
Line of credit	23,086	24,276
Capital leases, current portion	4,829	5,973
Deferred rent, current portion	44,642	40,754
Notes payable, current portion	282,403	-
Deferred revenue	28,360	-
Other current liabilities	9,523	75,394

Total current liabilities	1,172,689	1,300,211
Long-term liabilities:
Capital leases, net of current portion	9,487	12,031
Deferred rent, net of current portion	52,418	76,683
Notes payable, net of current portion	766,047	-
Shareholders notes payable	284,125	214,127

Total long-term liabilities	1,112,077	302,841

Total liabilities	2,284,766	1,603,052

Commitments and contingencies (see Notes 5, 6, 7 and 8)

Shareholders’ deficit
Preferred stock; $0.0001 par value; 30,000,000 shares authorized; no shares issued or outstanding	-	-
Class B common stock; $0.0001 par value; 40,000,000 shares authorized; 32,315,700 shares issued or outstanding as of June 30, 2017 and 32,403,907 shares issued or outstanding as of December 31, 2016	3,232	3,241
Class A common stock; $0.0001 par value; 60,000,000 shares authorized; 471,715 shares issued and outstanding as of June 30, 2017 and 92,762 shares issued and outstanding as of December 31, 2016	47	9
Additional paid-in capital	5,097,241	4,321,485
Accumulated deficit	(6,887,776)	(4,865,966)

Total shareholders’ deficit	(1,787,256)	(541,231)

Total liabilities and shareholders’ deficit	$497,510	$1,061,821

XY – the Findables Company

Statements of Operations

For the six months ended June 30, 2017 and 2016

(Unaudited)

	2017	2016
Sales	$441,694	$314,722
Cost of sales	(424,583)	(173,370)

Gross profit	17,111	141,352

Operating expenses:
Research and development	162,498	268,458
Selling and marketing	873,782	513,078
General and administrative	884,791	720,442

Total operating expenses	1,921,071	1,501,978

Loss from operations	(1,903,960)	(1,360,626)

Interest expense	(126,872)	(88,383)
Other income	9,022	27,061

Net loss	$(2,021,810)	$(1,421,948)

XY – the Findables Company

Statements of Changes in Shareholders’ Deficit

For the six months ended June 30, 2017

(Unaudited)

	Class B Common stock		Class A Common stock		Additional	Accumulated

	Shares	Amount	Shares	Amount	paid-in capital	deficit	Total

Balance at December 31, 2016	32,403,907	$3,241	92,762	$9	$4,321,485	$(4,865,966)	$(541,231)

Share based compensation	-	-	-	-	77,077	-	77,077

Issuance of warrants with shareholder notes payable	-	-	-	-	17,895	-	17,895

Issuance of warrants with notes payable	-	-	-	-	301,860	-	301,860

Shares sold	-	-	378,953	38	378,915	-	378,953

Shares forfeited	(88,207)	(9)	-	-	9	-	-

Net loss	-	-	-	-	-	(2,021,810)	(2,021,810)

Balance at June 30, 2017	32,315,700	$3,232	471,715	$47	$5,097,241	$(6,887,776)	$(1,787,256)

XY – the Findables Company

Statements of Cash Flows

For the six months ended June 30, 2017 and 2016

(Unaudited)

	2017	2016
Cash flows from operating activities:
Net loss	$(2,021,810)	$(1,421,948)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	10,412	7,945
Inventory reserve	153,899	-
Share based compensation expense	77,077	277, 002
Deferred rent	(20,377)	(16,489)
Discount on shareholder notes payable	7,893	-
Discount on notes payable	50,310	-
Bad debt expense	-	1,073
Accrued interest expense	10,942	110,203
Changes in operating assets and liabilities:
Accounts receivable	170,143	181,560
Inventory	167,219	(179,247)
Prepaid expenses and other assets	19,279	(120,229)
Other assets	(10,173)	(14,687)
Accounts payable and accrued expenses	(384,910)	(57,331)
Deferred revenue	28,360	-
Other current liabilities	(65,871)	(25,064)

Net cash used in operating activities	(1,807,607)	(1,257,212)

Cash flows from investing activities:
Purchase of property and equipment	(7,499)	-

Net cash used in investing activities	(7,499)	-

Cash flows from financing activities:
Proceeds from shareholders/members notes payable	210,000	1,884,736
Repayment of shareholder notes payable	(130,000)	-
Proceeds from notes payable	1,300,000	-
Proceeds from common stock offering	411,885	200,000
Net change in line of credit	(1,190)	(915,702)
Payments on capital leases	(3,688)	(3,410)

Net cash provided by financing activities	1,787,007	1,165,624

Net decrease in cash	(28,099)	(91,588)
Cash at beginning of year	96,030	205,300

Cash at end of year	$67,931	$113,712

Supplemental disclosures of cash flow information:
Interest paid	$41,629	$6,563
Taxes paid	$1,779	$2,827

Supplemental disclosures of noncash financing activities:
Conversion of notes payable to common stock	$-	$3,678,035
Issuance of warrant with shareholder notes payable	$17,895	$-
Issuance of warrant with notes payable	$301,860	$-

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 1 – Description of Business

XY – the Findables Company (the “Company”) is a corporation organized under the laws of the State of Delaware. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. The Company was originally formed in June 2012. The Company designs and develops products that use mobile devices to enable users to locate their personal items. The Company’s products include a mobile application (“app”) through a hosted platform base model that allows the customer to synchronize the product to their mobile devices using Bluetooth technology or, depending on the product, a combination of Bluetooth, GPS and cellular technologies. Customers can also use their web browsers to access the app through their mobile devices or computer.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

Use of Estimates – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires Company’s management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, fair value of member unit awards, stock options and warrants issued, and evaluating long-lived assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers – The Company has one primary vendor that supplied approximately 100% of its products for the year ended December 31, 2016 and each of the six months ended June 30, 2017 and June 30, 2016. For the six months ended June 30, 2017 and year ended December 31, 2016, three customers accounted for 80% and two customers accounting for 87% of the Company’s outstanding accounts receivable, respectively. For the six months ended June 30, 2017, one customer accounting for 23% of the Company’s sales and for the year ended December 31, 2016, the Company had no sales concentrations.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 2 – Summary of Significant Accounting Policies (continued)

Accounts Receivable – The Company grants credit to customers in the normal course of business, but generally does not require collateral or any other security to support its receivable. At June 30, 2017 and December 31, 2016, there was no allowance for doubtful accounts as management believes all accounts receivable are fully collectible. For the six months ended June 30, 2017 and year ended December 31, 2016, the Company had bad debt expense of $0 and $1,073, respectively.

Prepaid expenses and other assets – The Company at times prepays for its inventory. These pre-payments are included as prepaid expenses on the accompanying balance sheets and amounted to $0 and $14,605 as of June 30, 2017 and December 31, 2016, respectively.

Inventory – Inventory is stated at the lower of cost, determined on a weighted average basis, or market and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. At June 30, 2017 and December 31, 2016, there were $153,899 and $0 reserves for slow moving or obsolete inventory, respectively.

Property and Equipment – The Company states its property and equipment at cost. The Company computes depreciation using the straight-line method over the estimated useful lives of the respective assets. The depreciation and amortization periods for the Company’s property and equipment are as follows:

Office and equipment	Five years
Furniture and fixtures	Seven years

Deferred Rent – The Company amortizes its operating lease for its building using the straight-line method. Based on this straight-line method, the Company has accrued deferred rents in the amount of $97,060 and $117,437 at June 30, 2017 and December 31, 2016.

Revenue Recognition – Revenue is recognized when all significant contractual obligations, which involve the shipment of the products sold and reasonable assurance as to the collectability of the resulting accounts receivable have been satisfied. Returns are permitted primarily due to damaged or unsalable items. Revenue is shown after deductions for prompt payment, volume discounts and returns. The Company participates in various promotional activities in conjunction with its retailers and distributors, primarily through the use of trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions and coupons. These incentive costs are recognized at the later of the date on which the Company recognizes the related revenue or the date on which the Company offers the incentive. The allowances for sales returns are established based on the Company’s estimate of the amounts necessary to settle future and existing obligations for such items on products sold as of the balance sheet date. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon the historical rate of actual product returns, planned product discontinuances, new product launches and estimates of customer inventory and promotional sales. The Company records deferred revenue when cash is received or goods are shipped in advance of the revenue recognition criteria being met and where the customer, at its discretion, has the right to reject the product or services prior to final acceptance.

Sales Tax – Sales tax collected from customers and remitted to various government agencies is on a net basis (excluded from sales) in the statements of operations.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 2 – Summary of Significant Accounting Policies (continued)

Shipping and Handling Fees – The shipping and handling fees billed to customers are recorded as sales. The cost of shipping and handling fees are recorded as a component of selling and marketing.

Cost of sales – Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times the Company provides free products to its customers. These free products are accounted for in accordance with Accounting Standards Codification (“ASC”) 605-50 Revenue Recognition-Customer Payments and Incentives and the cost of the product is recognized in cost of sales.

Warranty Costs – The Company specifically warrants its products for two years, free of defects in materials and workmanship. The Company’s history of costs associated with any repair or replacement of product has been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold.

Research and Development Costs – The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Advertising Costs – The Company advertises through catalogs, trade shows, and the internet. The costs are expensed as incurred. Advertising costs for the six months ended June 30, 2017 and 2016 were $409,147 and $71,549, respectively.

Programming, Hosting and Technology Expense – Programming, hosting and technology expense includes salary and stock-based compensation for engineers and developers, data center, domain name and other hosting expenses, software licensing fees and various other technology related expenses. These costs are currently not material and included in general and administrative expenses.

Software Development Costs – The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“ASC 985-20”). ASC 985-20 requires that software development costs incurred in conjunction with product development be charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs must be capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company has adopted the “tested working model” approach to establishing technological feasibility for its products. Under this approach, the Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the application that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of the application; thus, the Company has expensed all software development costs as incurred.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 2 – Summary of Significant Accounting Policies (continued)

Internal Use Software – The Company recognizes internal use software development costs in accordance with ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software (“ASC 350-40”). Thus, the Company capitalizes software development costs, including costs incurred to purchase third-party software, beginning when it determines certain factors are present including, among others, that technology exists to buy and/or achieve the performance requirements versus when internal development decisions have been made. The Company has not capitalized any internal use software costs to-date. The estimated useful life of costs capitalized will generally be three years.

Share Based Compensation – The Company accounts for share based compensation arrangements through the measurement and recognition of compensation expense for all option based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the expected forfeiture rate.

Income Taxes – The Company became a tax paying entity for Federal income tax purposes on May 26, 2016. All taxable income prior to that was reported to the individual members and reported on their respective individual income tax returns. Once the Company became a corporation for tax purposes, income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. As of June 30, 2017 and December 31, 2016, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interests and penalties related to uncertain tax positions in general and administrative expenses. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 2 – Summary of Significant Accounting Policies (continued)

Going Concern – During the six months ended June 30, 2017 and 2016, the Company incurred net losses of $2.0 million and $1.4 million, respectively. The Company has incurred net losses from inception to date. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling and marketing, and general and administrative expenses. The Company expects to continue to incur operating losses for the next two years as it refines its products and grows its customer base. As a result, the Company will seek to fund its operations through equity and/or debt financings (see subsequent debt financing of $200,000 in Note 11) or other sources, as it deems necessary. If the Company fails to raise capital, it would have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements – In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”) as amended by ASU 2015-14, which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. These ASU’s will become effective for the Company beginning January 1, 2018 and early adoption is permitted. The Company is in the process of completing its initial assessment of the potential impact on the financial statements and have not concluded on the adoption methodology.

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 will explicitly require management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-15.

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”), which, for operating leases, requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is evaluating the potential impact of this guidance on the Company’s financial statements.

Subsequent Events – Management has evaluated subsequent events related to the historical financial statements through August 31, 2017, the date which the financial statements were available to be issued. See Note 11 for discussion of significant subsequent events.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 3 – Property and Equipment

Property and equipment consisted of the following at June 30, 2017 and December 31, 2016:

	2017	2016

Office equipment	$75,753	$71,644
Furniture and fixtures	41,612	38,222

	117,365	109,866
Accumulated depreciation	(62,927)	(52,515)

	$54,438	$57,351

Depreciation expense was $10,412 and $7,945 for the periods ended June 30, 2017 and 2016, respectively, and includes depreciation on the Company’s leased assets.

Note 4 – Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following at June 30, 2017 and December 31, 2016:

	2017	2016

Accounts payable	$398,393	$677,856
Credit card liabilities	277,669	350,146
Payroll and benefits	45,729	35,562
Other	58,055	90,250

	$779,846	$1,153,814

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 5 – Commitments and Contingencies

The Company leases office space under a lease agreement. Future minimum lease payments are as follows for the years ended:

Years ending June 30,	Amount

2018	$265,680
2019	273,456

Total	$539,136

The Company subleased approximately five percent of its leased property to a subtenant in 2017 and approximately half of its leased property to two subtenants in 2016, but reserves the right to retake possession of such subleased space. Rent collected on these sub-leases is recorded as other income. Rent expense was $110,519 and $110,509, for the periods ended June 30, 2017 and 2016, respectively.

Note 6 – Line of Credit

In August 2016, the Company entered into an unsecured Business Line of Credit agreement with a financial institution with an initial amount not to exceed $25,000. The interest rate for the first six months is 0.99% and thereafter is equal to the prime rate plus 8.0%. As of June 30, 2017 and December 31, 2016, the Company had $23,086 and $24,276 outstanding under this agreement and the interest rate was 12.25% and .99%, respectively.

Note 7 – Note Payable

In February 2017, the Company entered into a secured credit agreement with certain lenders to borrow up to $1,500,000. As of June 30, 2017, the Company has borrowed $1,300,000 under this facility. Interest is at 15% for the first six months, increasing to 17.5% for the next six month and 20% thereafter. Only interest payments are due during the first 12 months and interest and principal payments are due in monthly installments during the following 12 months. In addition, the Company issued warrants in conjunction with this borrowing to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share. These warrants were valued at $301,860 (see Note 9). The fair value of the warrants issued was treated as a debt discount, which will be amortized as interest expense over the life of the note. The Company recognized $50,310 of interest expense pertaining to the amortization of the debt discount during the period ended June 30, 2017. The principal balance payable on these notes at June 30, 2017 was the full $1,300,000, however, the notes are carried on the balance sheet at $1,048,450, which is net of the discount for the value of the warrants issued. These warrants are being accreted back to the value of the notes over their term.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 8 – Shareholders Notes Payable

In August 2016 and June 2017, the Company entered into unsecured note and warrant purchase agreements with one of its shareholders. The notes were in the amount of $150,000 and $80,000 and mature in 2020 and 2021, respectively. In connection with the notes payables, the Company issued warrants to purchase up to 230,000 shares of Class A common stock at an exercise price of $1.00 per share. These warrants were valued at $79,548 (see Note 9). The fair value of the warrants issued was treated as a debt discount, which will be amortized as interest expense over the life of the notes. The Company recognized $7,893 of interest expense pertaining to the amortization of the debt discount during the period ended June 30, 2017. The principal balance payable on these notes at June 30, 2017 was the full $230,000; however, the notes are carried on the balance sheet at $164,125, which is net of the discount for the value of the warrants issued. These warrants are being accreted back to the value of the notes over their term.

In October 2016, the Company entered into an unsecured note with one of its shareholders. The note was in the amount of $120,000 and matures in 2020. This note bears interest at 8% per annum. As of June 30, 2017, the shareholders notes payable amounted to $284,125.

As of June 30, 2017 and December 31, 2016, the balance of accrued interest payable to the shareholders/members for these loans was $17,349 and $6,407, respectively, and is included in other accounts payable and accrued expenses.

Note 9 – Shareholders’ Deficit

Shareholders’ Deficit – The Company converted from a limited liability company to a C-Corporation on May 26, 2016. The Company has authority to issue 130,000,000 shares, consisting of 60,000,000 shares of Class A common stock, $0.0001 par value per share, 40,000,000 shares of Class B common stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A common stock and Class B common stock have identical rights, including liquidation preferences, except that the holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 9 – Shareholders’ Deficit (continued)

The existing members’ ownership interest and the members vested profit units were transferred into Class B common stock. The vesting requirements for member profits units were carried over in the conversion into Class B common stock and the fair value of the unvested shares was determined at the time of conversion into a C-Corporation. In conjunction with the exchange of the Incentive Units (as defined below) for Class B common stock, each employee Incentive Unit holder was issued stock options for Class A common stock to attain their ownership basis as they had in the limited liability company. The vested and unvested number of Class B common stock and Class A common stock options were proportionate to their vesting schedules initially set under the Incentive Units. As each shareholder vests in their Class B common stock and Class A common stock options, the Company will recognize additional compensation. During 2017, 88,207 unvested shares of Class B common stock held by former employees were forfeited along with any unvested stock options.

In June 2016, a shareholder purchased 454,545 shares of Class B common stock for $200,000. In December 2016, the Company began accepting new shareholders pursuant to the offering circular submitted to the Securities and Exchange Commission in September 2016. As of June 30, 2017, 471,715 shares of Class A common stock were issued for proceeds of $471,715.

2016 Equity Plan – In June, 2016, the Company approved the 2016 Equity Incentive Plan and authorized the issuance of 3,025,900 Class A common stock options and awards that may be granted to directors, employees and key consultants. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the period ended June 30, 2017:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Term (Years)
Outstanding - December 31, 2016	1,210,631	$0.72	9.58
Granted	140,000	1.00	9.75
Forfeited	(170,874)	0.44	-

Outstanding – June 30, 2017	1,179,757	0.79	9.19

Total exercisable	418,071	0.55	8.98
Total unvested	761,686	0.92	9.31

Total vested or expected to vest	1,179,757	0.79	9.19

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 9 – Shareholders’ Deficit (continued)

The following table summarizes unvested stock options as of June 30, 2017:

	Number of Shares	Fair Value Per Share on Grant Date
Unvested stock options - December 31, 2016	903,289
Granted	140,000	$0.39
Vested	(127,891)	0.17 - 0.74
Forfeited	(153,712)	0.17

Outstanding - June 30, 2017	761,686

Total share based compensation related to the issuance of Class B common stock and stock options exercisable into Class A common stock for the period ended June 30, 2017 was $77,077. As of June 30, 2017, approximately $490,991 of unrecognized compensation expense related to the Company’s stock and stock options is expected to be recognized over a weighted average period of 1.5 years.

The assumptions used by the Company for calculating the fair value of the stock options using the Black-Scholes valuation model were: (i) Volatility 36%-87%; (ii) Risk-Free Interest Rate of 0.15%-2.10%; and Expected Term of 2-6.25 years.

Warrants – In February 2017, the Company entered into a secured credit agreement with certain lenders and issued warrants in conjunction with this borrowing to purchase 1,300,000 shares of the Company’s Class A common stock at $1.00 per share. Assumptions used to calculate the fair value of the warrants were the same as used to calculate the options above. These warrants mature in 2021.

In August 2016 and June 2017, the Company entered into note and warrant purchase agreements with one of its shareholders. The warrants allow the shareholder to purchase 230,000 shares of Class A common stock at a price per share of $1.00. Assumptions used to calculate the fair value of the warrants were the same as used to calculate the options above. These warrants expire in 2020 and 2021.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Offering. The agreement provides for the issuance of a warrant to purchase shares of the Company’s Class A common stock based on the number of individual investors who invest through the StartEngine portal website and StartEngine earned, and was issued, a warrant to purchase 8,167 shares of the Company’s Class A common stock. The warrant allows for the purchase of such shares at a price per share of $1.00 and the warrant matures in 2022.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 10 – Income Taxes

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

Period ended June 30, 2017
Federal income tax expense at statutory rate	$(687,400)
State income tax (net of Federal benefit)	(134,300)
Permanent differences (net of Federal benefit)	20,100
Research credits	(49,100)
Change in valuation allowance	851,500

Income Tax Expense	$800

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

June 30, 2017
Deferred tax assets:
Net operating losses	$1,362,400
Timing differences of deductions	142,000
Research credits	90,700
Depreciation differences	15,900

Total deferred assets	1,611,000
Less valuation allowance	(1,611,000)

Total	$-

As of June 30, 2017, the Company had U.S. federal net operating loss carryforwards of $3.2 million, which may be available to offset future income tax liabilities and will expire in 2037. As of June 30, 2017, the Company also had California state net operating loss carryforwards of $3.2 million which may be available to offset future income tax liabilities and will expire in 2037.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code, or could result in a change in control in the future.

XY – the Findables Company

Notes to the Unaudited Financial Statements

Six Months Ended June 30, 2017

Note 10 – Income Taxes (continued)

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2017, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

Note 11 – Subsequent Events

In August 2017, the Company borrowed an additional $200,000 from a shareholder under the February 2017 credit agreement. In addition the Company issued a warrant in conjunction with this borrowing to purchase 200,000 shares of the Company’s Class A common stock at $1.00 per share.

Between July 1 and August 31, 2017, the Company sold an additional 385,614 shares of its Class A common stock for net proceeds of approximately $385,614.

In August 2017, our board of directors approved grants of options to purchase 648,750 shares of the Company’s class A common stock with an exercise price of $1.00 per share to ten employees of the Company.

Item 4.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company, as currently in effect (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Bylaws of the Company, as currently in effect (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as an exhibit to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as an exhibit to the Annual Report on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as an exhibit to the second amended Preliminary Offering Circular on September 21, 2016)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY – THE FINDABLES COMPANY

By:	/s/ Arie Trouw
Name:	Arie Trouw

Title:	Chairman and Chief Executive Officer

Date:	September 21, 2017

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw Arie Trouw	Chief Executive Officer and Director	September 21, 2017

/s/ Arie Trouw Arie Trouw	Chief Financial Officer	September 21, 2017